NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 6, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on January 23, 2012; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on January 23, 2012. Each share of the company’s Series A Convertible Preferred Stock has a liquidation preference of $5.00, without interest. At any time on or after the two-year anniversary of issuance (February 26, 2012), Holders may elect to convert some or all of the shares of Series A Convertible Preferred Stock held by such Holder into shares of Common Stock at a rate of 1 share of Common Stock per share of Series A Convertible Preferred Stock, subject to certain adjustments set forth in the Certificate of Designations. In addition, at any time prior to a voluntary conversion by a Holder, so long as the Series A Convertible Preferred Stock has traded for any period of ten or more consecutive business days at a price that is equal to or greater than the Liquidation Preference, the Registrant shall have right to convert each share of Series A Convertible Preferred Stock into shares of Common Stock at a rate of 1 share of Common Stock per share of Series A Convertible Preferred Stock, subject to certain adjustments set forth in the Certificate of Designations. Furthermore, at any time prior to a voluntary conversion by a Holder, the Registrant may redeem some or all of the outstanding Series A Preferred Stock at a price equal to the Liquidation Preference per share of Series A Convertible Preferred Stock upon notice to the Holders. The Series A Preferred Stock will not be subject to any sinking fund or other similar provisions. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 23, 2012.